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                               June 2, 2023

       Michael Skipworth
       President and Chief Executive Officer
       Wingstop Inc.
       15505 Wright Brothers Drive
       Addison, Texas 75001

                                                        Re: Wingstop Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 22,
2023
                                                            File No. 001-37425

       Dear Michael Skipworth:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Key Performance Indicators, page 31

   1. You include a non-GAAP adjustment for consulting fees, which represents costs and expenses related to
consulting projects to support your strategic initiatives in fiscal years
                                                        2021 and 2022, and the
quarterly period ended April 1, 2023. Please tell us the nature of the strategic
initiatives and your consideration of Question 100.01 of the Non-GAAP
                                                        Financial Measures
Compliance and Disclosure Interpretations in determining the appropriateness of this
adjustment. This comment also applies to your Item 2.02 Form 8-
                                                        K dated May 3, 2023.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Michael Skipworth
Wingstop Inc.
June 2, 2023
Page 2

       You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 with any questions.



FirstName LastNameMichael Skipworth                     Sincerely,
Comapany NameWingstop Inc.
                                                        Division of Corporation
Finance
June 2, 2023 Page 2                                     Office of Trade &
Services
FirstName LastName